UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                            )
Northeast Utilities                         )
HEC Inc.                                    )CERTIFICATE AS TO
HEC Energy Consulting Canada Inc.           )PARTIAL CONSUMMATION
HEC International Corporation               )OF TRANSACTION
                                            )
File No. 70-8076                            )
                                            )
(Public Utility Holding Company Act of 1935))

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, the undersigned hereby certify that, in accordance with the terms and conditions of and for the purposes represented by the application/declaration, as amended, filed in this proceeding, and of the order dated July 19, 1995 of the Securities and Exchange Commission with respect thereto, the Applicants have consummated one of the transactions for which authorization was obtained in this file through the formation of a joint venture between HEC Inc.("HEC") and Arizona Public Service Company ("APS") in the organizational form of a limited liability company named Southwest HEC Energy Services L.L.C. ("Southwest"). HEC currently holds a 99% equity interest in Southwest and APS holds a 1% equity interest. APS has an option to purchase an additional 49% equity interest in Southwest from HEC at any time within ten years of formation.

Dated:  February 15, 1996

Northeast Utilities
HEC Inc.
HEC Energy Consulting Canada Inc.
HEC International Corporation

By   /s/Jeffery D. Cochran
     Their Attorney